VERSO PAPER HOLDINGS LLC

VERSO PAPER INC.

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

July 2, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Verso Paper Holdings LLC and Verso Paper Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

Verso Paper Holdings LLC and Verso Paper Inc. (together, the “Companies”) and certain of the subsidiaries of Verso Paper Holdings LLC (collectively, the “Guarantors,” and the Guarantors, together with the Companies, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $180,767,777 aggregate principal amount of the Companies’ Second Priority Adjustable Senior Secured Notes (the “Second Priority Exchange Notes”) to be offered in exchange (the “Second Priority Exchange Offer”) for the Companies’ outstanding Second Priority Adjustable Senior Secured Notes (the “Existing Second Priority Notes”), (ii) the guarantees of the Second Priority Exchange Notes by the Guarantors (the “Second Priority Guarantees”), (iii) $65,026,237 aggregate principal amount of the Companies’ Adjustable Senior Subordinated Notes (the “Subordinated Exchange Notes” and, together with the Second Priority Exchange Notes, the “Exchange Notes”), to be offered in exchange (the “Subordinated Exchange Offer” and, together with the Second Priority Exchange Offer, the “Exchange Offers”) for the Companies’ outstanding Adjustable Senior Subordinated Notes (the “Existing Subordinated Notes” and, together with Existing Second Priority Notes, the “Existing Notes”), and (iv) the guarantees of the Subordinated Exchange Notes by the Guarantors (the “Subordinated Guarantees” and, together with the Second Priority Guarantees, the “Guarantees”). The Co-Registrants are registering the offer and sale of the Exchange Notes and the Guarantees in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offers will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Co-Registrants will make each person participating in the Exchange Offers aware

(through the Exchange Offers prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offers, such person (i) could not rely on the Staff position enunciated in the aforementioned no-action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offers pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Co-Registrants will also make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to deliver the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

[signatures on following page]

Very truly yours,

Verso Paper Holdings LLC

Verso Paper Inc.

Verso Paper LLC

Verso Androscoggin LLC

Verso Sartell LLC

Verso Quinnesec LLC

Verso Maine Energy LLC

Verso Fiber Farm LLC

nexTier Solutions Corporation

Verso Quinnesec REP Holding Inc.

NewPage Holdings Inc.

By:	/s/ Peter H. Kesser
Name:	Peter H. Kesser
Title:	Senior Vice President, General Counsel and Secretary

cc:	David S. Huntington, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

[Signature Page – Exxon Capital Letter]